UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                                (AMENDMENT NO. 3)


                          RAMPART CAPITAL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   75-1569104
                                  -------------
                                 (CUSIP Number)

                                Chris A. Ferazzi
                            Porter & Hedges, L.L.P.
                            700 Louisiana, Suite 3500
                            Houston, Texas 77002-2764
                                 (713) 226-0600
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 11, 2003
                               ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 2 OF 8 PAGES
------------------------                                   ---------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  J.H. Carpenter Family Partnership Ltd.         76-0497345
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  Texas
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  0
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  600,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  0
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  20.7%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |  PN
             -------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 3 OF 8 PAGES
------------------------                                   ---------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  InSource Financial Corporation                 76-0407066
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  Texas
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  0
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  152,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  152,000
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  0
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  152,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  5.2%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |  CO
             -------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 4 OF 8 PAGES
------------------------                                   ---------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  J.H. Carpenter, L.L.C.                          76-0585426
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  Texas
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  0
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  600,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  0
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  20.7%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |  OO
             -------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 5 OF 8 PAGES
------------------------                                   ---------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  J.H. Carpenter
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  U.S.A.
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  8,000
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  752,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  8,000
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  752,000
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  760,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  26.2%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |  IN
             -------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 6 OF 8 PAGES
------------------------                                   ---------------------

     Item 4 of the Schedule 13D filed by the Reporting Persons on June 21, 2002 (the "Schedule 13D"), relating to the common stock, par value $.01, issued by Rampart Capital Corporation, a Texas corporation, was amended by Amendment No. 1 to the Schedule 13D filed on June 11, 2003, was further amended by Amendment No. 2 to the Schedule 13D filed on June 25, 2003, and is hereby further amended by this Amendment No. 3 to the Schedule 13D as follows:

ITEM  4.     PURPOSE  OF  TRANSACTION

     The seventh paragraph of Item 4 is hereby replaced in its entirety with the following:

     On June 9, 2003, the Board of Directors of the Issuer, upon the unanimous recommendation of the Special Committee based in part on the determination by Wm. H. Murphy & Co., Inc. that $3.25 per pre-split share was fair to shareholders from a financial point of view, approved the transaction with reverse split ratios of 1-for-45,000, 1-for-75,000 and 1-for 100,000, subject to shareholder approval with the actual ratio to be determined by the Board of Directors at the time of filing the appropriate charter amendment with the Secretary of State of the State of Texas.

     On July 1, 2003, SourceOne Capital Group, L.L.C., an entity wholly-owned by the Issuer, foreclosed on approximately 96 acres of unimproved real estate located in Galveston, Texas. This Galveston property secured two promissory notes issued by the borrower in favor of SourceOne Capital Group. Although the foreclosure was well publicized and properly noticed, SourceOne Capital Group was the only bidder at the foreclosure sale in which it made a credit bid in the amount of approximately $4.1 million, representing the outstanding principal balance and accrued and unpaid interest, delinquent ad valorem property taxes, and legal and foreclosure costs and expenses. The price paid at the foreclsoure sale was substantially less that the Issuer's most recent appraisals related to the Galveston property which reflected an aggregate value of approximately $10.5 million. However, the Galveston County Appraisal District had an assessed value for the full 96 acres at approximately $1.9 million

     On July 15, 2003, Mr. Carpenter, as a reverse split sponsor and member of the Issuer's management, by letter informed the Special Committee of the Galveston foreclosure, together with related information for their consideration. Due to the timing and the significance of the Galveston foreclosure, the Special Committee subsequently informed the Issuer's full Board of Directors and management that it desired to evaluate the effects, if any, of the Galveston foreclosure on the terms of the previously recommended and approved reverse split.

     In early August as a result of these discrepancies in the value of the Galveston property and additional information pertinent to an 80.4 acre tract of the Galveston property, the Issuer, after consulting with the Special Committee, sought a new appraisal for the 80.4 acre tract from the same appraisal firm that conducted the latest appraisal due to their familiarity with the subject property.

     After receipt, review and analysis of the appraisal and further negotiations, Messrs. Janke and Carpenter and the Special Committee agreed on an increase in the minority shareholder cash-out price from $3.25 per pre-split share to $3.50 per pre-split share, subject to a

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 7 OF 8 PAGES
------------------------                                   ---------------------

determination by the financial advisor retained by the Special Committee that such price is fair from a financial point of view to the Issuer's minority shareholders after considering the Galveston foreclosure.

     On September 11, 2003, the Board of Directors of the Issuer, upon the unanimous recommendation of the Special Committee based in part on the supplemental opinion of Wm. H. Murphy & Co., Inc. that the revised price of $3.50 per pre-split share was fair to the Issuer's minority shareholders from a financial point of view, approved the transaction with a reverse split ratio of 1-for 100,000, subject to shareholder approval.

     The votes of the shares of Common Stock owned by the Reporting Persons and Mr. Janke and his affiliates are sufficient to approve the transaction.

                            [SIGNATURE PAGE FOLLOWS]

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 8 OF 8 PAGES
------------------------                                   ---------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 17, 2003


                                 J.H. CARPENTER FAMILY PARTNERSHIP, LTD.

                                 By: J.H. Carpenter, L.L.C., its general partner


                                      By:  /s/  J.H.  Carpenter
                                         ---------------------------------------
                                             J.H.  Carpenter,  sole  manager


                                 J.H.  CARPENTER  L.L.C.


                                 By:  /s/  J.H.  Carpenter
                                    --------------------------------------------
                                        J.H.  Carpenter,  sole  manager


                                 INSOURCE  FINANCIAL  CORPORATION


                                 By:  /s/  J.H.  Carpenter
                                    --------------------------------------------
                                        J.H.  Carpenter,  President


                                   /s/  J.H.  Carpenter
                                 -----------------------------------------------
                                     J.  H.  Carpenter